SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. ______________)*

Vringo, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92911N104
(CUSIP Number)

July 21, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page  of 13 Pages

Exhibit Index Contained on Page 12

CUSIP NO. 92911N104	13 G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Benchmark Israel II, L.P. (“BI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
652,173*shares of common stock issuable upon the optional conversion of that certain 1.25% secured convertible promissory note of the Issuer (the “Note”), except that BCPI Partners II, L.P. (“BCPI-P”), the general partner of BI, may be deemed to have sole power to vote these shares, BCPI Corporation II (“BCPI-C”), the general partner of BCPI-P, may be deemed to have sole power to vote these shares and Michael A. Eisenberg (“Eisenberg”), Arad Naveh (“Naveh”) and Elie Wurtman (“Wurtman”), the directors of BCPI-C, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7
SOLE DISPOSITIVE POWER
652,173* shares of common stock issuable upon the optional conversion of the Note, except that BCPI-P, the general partner of BI, may be deemed to have sole power to dispose of these shares, BCPI-C, the general partner of BCPI-P, may be deemed to have sole power to dispose of these shares and Eisenberg, Naveh and Wurtman, the directors of BCPI-C, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	652,173
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

*The Note is convertible into the Issuer's common stock at a price of $1.38 or, if lower, 90% of the price at which securities are sold upon the consummation of the Issuer's immediate subsequent financing, but in no event shall the Issuer issue common stock upon conversion of the Note and the series of notes issued by the Issuer in excess of 19.99% of the total shares outstanding of the Issuer on the date of closing of the issuance of the Notes.

CUSIP NO. 92911N104	13 G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS BCPI Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5
SOLE VOTING POWER
652,173* shares of common stock issuable upon the optional conversion of the Note, all of which are directly owned by BI.  BCPI-P, the general partner of BI may be deemed to have sole power to vote these shares, except that BCPI-C, the general partner of BCPI-P may be deemed to have sole power to vote these shares and Eisenberg, Naveh and Wurtman, the directors of BCPI-C, may be deemed to have shared power to vote these shares.

WITH	6	SHARED VOTING POWER See response to row 5.
	7
SOLE DISPOSITIVE POWER
652,173* shares of common stock issuable upon the optional conversion of the Note, all of which are directly owned by BI.  BCPI-P, the general partner of BI may be deemed to have sole power to dispose of these shares, except that BCPI-C, the general partner of BCPI-P may be deemed to have sole power to dispose of these shares and Eisenberg, Naveh and Wurtman, the directors of BCPI-C, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	652,173
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

*The Note is convertible into the Issuer's common stock at a price of $1.38 or, if lower, 90% of the price at which securities are sold upon the consummation of the Issuer's immediate subsequent financing, but in no event shall the Issuer issue common stock upon conversion of the Note and the series of notes issued by the Issuer in excess of 19.99% of the total shares outstanding of the Issuer on the date of closing of the issuance of the Notes.

CUSIP NO. 92911N104	13 G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS BCPI Corporation II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5
SOLE VOTING POWER
652,173* shares of common stock issuable upon the optional conversion of the Note, all of which are directly owned by BI.  BCPI-P, the general partner of BI may be deemed to have sole power to vote these shares, except that BCPI-C, the general partner of BCPI-P may be deemed to have sole power to vote these shares and Eisenberg, Naveh and Wurtman, the directors of BCPI-C, may be deemed to have shared power to vote these shares.

WITH	6	SHARED VOTING POWER See response to row 5.
	7
SOLE DISPOSITIVE POWER
652,173* shares of common stock issuable upon the optional conversion of the Note, all of which are directly owned by BI.  BCPI-P, the general partner of BI may be deemed to have sole power to dispose of these shares, except that BCPI-C, the general partner of BCPI-P may be deemed to have sole power to dispose of these shares and Eisenberg, Naveh and Wurtman, the directors of BCPI-C, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	652,173
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

*The Note is convertible into the Issuer's common stock at a price of $1.38 or, if lower, 90% of the price at which securities are sold upon the consummation of the Issuer's immediate subsequent financing, but in no event shall the Issuer issue common stock upon conversion of the Note and the series of notes issued by the Issuer in excess of 19.99% of the total shares outstanding of the Issuer on the date of closing of the issuance of the Notes.

CUSIP NO. 92911N104	13 G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSON Michael A. Eisenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER See responses to row 6.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
652,173* shares of common stock issuable upon the optional conversion of the Note, all of which are directly owned by BI.  BCPI-P, the general partner of BI may be deemed to have sole power to vote these shares, except that BCPI-C, the general partner of BCPI-P may be deemed to have sole power to vote these shares and Eisenberg, a director of BCPI-C, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER See responses to row 8.
	8
SHARED DISPOSITIVE POWER
652,173*shares of common stock issuable upon the optional conversion of the Note, all of which are directly owned by BI.  BCPI-P, the general partner of BI may be deemed to have sole power to dispose of these shares, except that BCPI-C, the general partner of BCPI-P may be deemed to have sole power to dispose of these shares and Eisenberg, a director of BCPI-C, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	652,173
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

*The Note is convertible into the Issuer's common stock at a price of $1.38 or, if lower, 90% of the price at which securities are sold upon the consummation of the Issuer's immediate subsequent financing, but in no event shall the Issuer issue common stock upon conversion of the Note and the series of notes issued by the Issuer in excess of 19.99% of the total shares outstanding of the Issuer on the date of closing of the issuance of the Notes.

CUSIP NO. 92911N104	13 G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSON Arad Naveh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER See responses to row 6.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
652,173* shares of common stock issuable upon the optional conversion of the Note, all of which are directly owned by BI.  BCPI-P, the general partner of BI may be deemed to have sole power to vote these shares, except that BCPI-C, the general partner of BCPI-P may be deemed to have sole power to vote these shares and Naveh, a director of BCPI-C, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER See responses to row 8.
	8
SHARED DISPOSITIVE POWER
652,173*shares of common stock issuable upon the optional conversion of the Note, all of which are directly owned by BI.  BCPI-P, the general partner of BI may be deemed to have sole power to dispose of these shares, except that BCPI-C, the general partner of BCPI-P may be deemed to have sole power to dispose of these shares and Naveh, a director of BCPI-C, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	652,173
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

*The Note is convertible into the Issuer's common stock at a price of $1.38 or, if lower, 90% of the price at which securities are sold upon the consummation of the Issuer's immediate subsequent financing, but in no event shall the Issuer issue common stock upon conversion of the Note and the series of notes issued by the Issuer in excess of 19.99% of the total shares outstanding of the Issuer on the date of closing of the issuance of the Notes.

CUSIP NO. 92911N104	13 G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSON Elie Wurtman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER See responses to row 6.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
652,173*shares of common stock issuable upon the optional conversion of the Note, all of which are directly owned by BI.  BCPI-P, the general partner of BI may be deemed to have sole power to vote these shares, except that BCPI-C, the general partner of BCPI-P may be deemed to have sole power to vote these shares and Wurtman, a director of BCPI-C, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER See responses to row 8.
	8
SHARED DISPOSITIVE POWER
652,173*shares of common stock issuable upon the optional conversion of the Note, all of which are directly owned by BI.  BCPI-P, the general partner of BI may be deemed to have sole power to dispose of these shares, except that BCPI-C, the general partner of BCPI-P may be deemed to have sole power to dispose of these shares and Wurtman, a director of BCPI-C, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	652,173
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

*The Note is convertible into the Issuer's common stock at a price of $1.38 or, if lower, 90% of the price at which securities are sold upon the consummation of the Issuer's immediate subsequent financing, but in no event shall the Issuer issue common stock upon conversion of the Note and the series of notes issued by the Issuer in excess of 19.99% of the total shares outstanding of the Issuer on the date of closing of the issuance of the Notes.

CUSIP NO. 92911N104	13 G	Page 8 of 13 Pages

Item 1(a)	Name of Issuer:

Vringo, Inc. (the “Issuer”)

Item 1(b)	Address of issuer's principal executive offices:

799 Market Street, 4th Floor
San Francisco, CA 94103

Items 2(a)	Name of person filing:

This Statement is filed by Benchmark Israel II, L.P., a Delaware limited partnership (“BI”), BCPI Partners II, L.P., a Delaware limited partnership (“BCPI-P”), BCPI Corporation II, a Delaware corporation (“BCPI-C”), and Michael A. Eisenberg (“Eisenberg”), Arad Naveh (“Naveh”) and Elie Wurtman (“Wurtman”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCPI-P, the general partner of BI, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by BI.  BCPI-C, the general partner BCPI-P, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by BI.  Eisenberg, Naveh and Wurtman are the directors of BCPI-C and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by BI.

Item 2(b)	Address or principal business office or, if none, residence:

The address for each of the Reporting Persons is:

Benchmark Capital
2480 Sand Hill Road, Suite 200
Menlo Park, California  94025

Item 2(c)	Citizenship:

BI and BCPI-P are Delaware limited partnerships.  BCPI-C is a Delaware corporation.  Eisenberg, Naveh and Wurtman are United States citizens.

Item 2(d)	Title of class of securities:

Common Stock

Item 2(e)	CUSIP No.:

92911N104

CUSIP NO. 92911N104	13 G	Page 9 of 13 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5	Ownership of 5 Percent or Less of a Class

Not applicable.

CUSIP NO. 92911N104	13 G	Page 10 of 13 Pages

Item 6	Ownership of More than 5 Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of BI and BCPI-P, and the certificate of incorporation of BCPI-C, the general and limited partners or shareholders, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or shareholder.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 92911N104	13 G	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2010

BENCHMARK ISRAEL II, L.P., a Delaware Limited Partnership
BCPI PARTNERS II, L.P., a Delaware Limited Partnership
BCPI CORPORATION II, a Delaware Corporation

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Officer

MICHAEL A. EISENBERG
ARAD NAVEH
ELIE WURTMAN

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 92911N104	13 G	Page 12 of 13 Pages

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement to File Jointly and Statement Appointing Designated Filed and Authorized Signatory	13

CUSIP NO. 92911N104	13 G	Page 13 of 13 Pages

EXHIBIT A

Agreement to File Jointly and Statement Appointing Designated Filed and Authorized Signatory

AGREEMENT TO FILE JOINTLY AND
STATEMENT APPOINTING DESIGNATED FILER AND AUTHORIZED SIGNATORY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates BCPI Corporation II or such other person or entity as is designated in writing by Steven M. Spurlock (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) or any other state or federal agency (collectively, the “Reports”) with respect to the Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Steven M. Spurlock (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing.  Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.
July 27, 2011	By:	/s/ Michael A. Eisenberg
Michael A. Eisenberg

July 27, 2011	By:	/s/ Arad Naveh
Arad Naveh

July 27, 2011	By:	/s/ Elie Wurtman
Elie Wurtman

July 28, 2011	BCPI CORPORATION II,
a Delaware Corporation

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock, Officer

July 28, 2011	BCPI PARTNERS II, L.P.,
a Delaware Limited Partnership

	By:	BCPI Corporation II,
a Delaware Corporation
Its General Partner

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock, Officer

July 28, 2011	BENCHMARK ISRAEL II, L.P.,
a Delaware Limited Partnership

	By:	BCPI PARTNERS II, L.P.,
a Delaware Limited Partnership
Its General Partner

	By:	BCPI Corporation II,
a Delaware Corporation
Its General Partner

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock, Officer